SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

LENDINGCLUB CORPORATION

(Name of Subject Company)

LENDINGCLUB CORPORATION

(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

52603A109

(CUSIP Number of Class of Securities)

Russell S. Elmer

General Counsel and Secretary

71 Stevenson Street, Suite 300

San Francisco, California 94105

(415) 632-5600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

With a copy to:

Kenton J. King, Esq.

Sonia K. Nijjar, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

525 University Avenue

Palo Alto, California 94301

(650) 470-4500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information

Name and Address

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Statement”) relates is LendingClub Corporation, a Delaware corporation (“Lending Club” or the “Company”). The Company’s principal executive offices are located at 71 Stevenson Street, Suite 300, San Francisco, California 94105. The Company’s telephone number at this address is (415) 632-5600.

Securities

The title of the class of equity securities to which this Statement relates is the Company’s common stock, par value $0.01 per share (the “Shares”). As of April 28, 2017, there were 403,859,898 Shares outstanding.

Item 2. Identity and Background of Filing Person

Name and Address

The name, business address and business telephone number of the Company, which is the subject company and the person filing this Statement, are set forth in “Item 1. Subject Company Information” above. The Company’s website address is www.lendingclub.com. The information on the Company’s website should not be considered a part of this Statement or incorporated herein by reference.

Tender Offer

This Statement relates to the unsolicited offer by IEG Holdings, Inc., a Florida corporation (the “Offeror” or “IEG Holdings”), to acquire up to an aggregate of 40,345,603 of the outstanding Shares, representing approximately 9.99% of the outstanding Shares as of April 28, 2017, on the basis of four shares of common stock of the Offeror for each outstanding Share. The tender offer is referred to in this Statement as the “Offer.” The Offer is subject to the terms and conditions set forth in the Tender Offer Statement on Schedule TO (together with all exhibits thereto, as may be amended from time to time, the “Schedule TO”) filed by the Offeror with the Securities and Exchange Commission (the “SEC”) on July 12, 2017.

According to the Schedule TO, the purpose of the Offer is for the Offeror to acquire up to an aggregate of 40,345,603 of the outstanding Shares, representing approximately 9.99% of the outstanding Shares as of April 28, 2017; provided, however, that the Offeror is willing to accept any number of Shares, even if such Shares, in the aggregate, constitute less than 9.99% of Lending Club’s outstanding Shares. The Offeror has noted it may seek to acquire control of Lending Club if it acquires at least 5% of the outstanding Shares, by acquiring additional Shares pursuant to another tender offer or by other means. Furthermore, the Offeror has noted that if it acquires less than 5% of the outstanding Shares, it expects to liquidate its Lending Club shareholdings. The Offer currently is scheduled to expire at 5:00 p.m., Eastern time, on August 10, 2017 (the “Expiration Date”), which date is subject to extension by the Offeror.

The Schedule TO provides that the Offer is subject to the following conditions:

•	the registration statement filed by the Offeror with respect to the Offer must have become effective under the Securities Act of 1933, and must not be the subject of any stop order or proceeding seeking a stop order; and

•	no law, order, or injunction restraining or enjoining or otherwise prohibiting the consummation of the Offer must have been issued by a governmental entity of competent jurisdiction.

According to the Schedule TO, the principal business address of the Offeror is 6160 West Tropicana Ave., Suite E-13, Las Vegas, NV 89103 (telephone number (702) 227-5626).

Item 3. Past Contacts, Transactions, Negotiations and Agreements

Except as described in (i) this Statement, (ii) the excerpts from the Company’s Definitive Proxy Statement on Schedule 14A, dated and filed with the SEC on April 24, 2017 (the “2017 Proxy Statement”), relating to the Company’s 2017 annual meeting of stockholders, which excerpts are set forth as Exhibit (e)(1) hereto and incorporated herein by reference, or (iii) the information under the heading “Item 5.02 Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.” of the Current Reports on Form 8-K filed by the Company on May 19, 2017, June 22, 2017 and July 6, 2017, respectively, which excerpts are incorporated herein by reference as Exhibits (e)(2), (e)(3) and (e)(4), respectively, as of the date of this Statement, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest, between the Company or any of its affiliates, on the one hand, and (x) the Company or any of its executive officers, directors, or affiliates, or (y) the Offeror or any of its executive officers, directors, or affiliates, on the other hand. Exhibit (e)(1) is incorporated herein by reference and includes the following sections from the 2017 Proxy Statement: “Board of Directors and Corporate Governance – Director Compensation,” “Executive Compensation – Compensation Discussion and Analysis,” “Executive Compensation – Other Compensation Information,” “Executive Compensation – Summary Compensation Table,” “Executive Compensation – Employment Agreements,” “Executive Compensation – Potential Payments Upon Termination or Change In Control,” “Executive Compensation – Rule 10b5-1 Sales Plans,” and “Related Party Transactions.”

Any information contained in the pages from the 2017 Proxy Statement incorporated by reference herein shall be deemed modified or superseded for purposes of this Statement to the extent that any information contained herein modifies or supersedes such information.

If the Company’s non-employee directors and executive officers were to tender any Shares they own for purchase pursuant to the Offer, then they would receive the same consideration per Share on the same terms and conditions as the other stockholders of the Company who tender their Shares. To the knowledge of the Company, none of the Company’s non-employee directors or executive officers currently intends to tender any of their Shares pursuant to the Offer.

Indemnification of Directors and Officers; Limitation on Liability of Directors

Section 145 of the Delaware General Corporation Law (“DGCL”) provides that a corporation may indemnify directors, officers, employees and agents of the corporation, as well as other individuals who are or were serving at the request of the corporation as directors, officers, employees and agents of other entities, against expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by them in connection with specified actions, suits, or proceedings, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the corporation — a “derivative action”), if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceedings, had no reasonable cause to believe their conduct was unlawful.

A similar standard is applicable in the case of derivative actions, except where the person seeking indemnification has been adjudged liable to the corporation, the statute requires a court determination that such person is fairly and reasonably entitled to indemnity before there can be any indemnification.

The Company’s Restated Certificate of Incorporation, as amended (the “Restated Certificate of Incorporation”) includes a provision that eliminates the personal liability of directors for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by law.

The Company’s Amended and Restated Bylaws generally provide that, subject to certain limitations, the Company shall indemnify its directors and officers to the fullest extent authorized or permitted by the DGCL.

The Company’s Amended and Restated Bylaws further provide that the right to indemnification conferred thereby shall include the right to be paid by the Company the expenses (including attorneys’ fees) incurred in defending any proceeding as they are incurred in advance of its final disposition, provided that, if required by the DGCL, any such payment will only be made upon receipt by the Company of an undertaking by or on behalf of the director or officer receiving advancement to repay the amount advanced if it shall ultimately be determined that such person is not entitled to be indemnified by the Company.

Section 145 of the DGCL and the Company’s Amended and Restated Bylaws specifically state that their indemnification provisions shall not be deemed exclusive of any other indemnity rights those seeking indemnification may have. The Company has entered into indemnification agreements with each of its directors and executive officers and certain of its key employees that are intended to assure such persons that they will be indemnified to the fullest extent not prohibited by the DGCL.

Section 145 of the DGCL permits a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another entity, against any liability asserted against him and incurred by him in any such capacity or arising out of his status as such. Under an insurance policy maintained by the Company, the Company is insured for certain amounts that it may be obligated to pay directors and officers by way of indemnity, and each such director and officer is insured against certain losses that he may incur by reason of his being a director or officer and for which he is not indemnified by the Company.

Item 4. The Solicitation or Recommendation

Solicitation/Recommendation

The Company’s Board of Directors (the “Board”) has reviewed the Offer with the assistance of the Company’s management and outside counsel. The Board has unanimously determined that the Offer is grossly inadequate and is not in the best interests of the Company and its stockholders. Accordingly, and for the reasons described in more detail below, the Board unanimously recommends that you REJECT the Offer and NOT TENDER your Shares pursuant to the Offer.

If you have tendered any of your Shares, you can withdraw them. For assistance in withdrawing your Shares, you can contact your broker or the Company’s investor relations department, at the contact information below:

LendingClub Corporation

71 Stevenson Street, Suite 300

San Francisco, California 94105

(415) 632-5600

IR@lendingclub.com

A copy of a press release announcing the Board’s recommendation is set forth as Exhibit (a)(1) hereto, and is incorporated herein by reference.

Background of the Offer; Reasons for Recommendation

Background

On June 29, 2017, the Company received a letter from the Offeror addressed to Scott Sanborn, Chief Executive Officer, and copied the Board and Deloitte & Touche LLP, the Company’s independent registered public accounting firm. In the letter, the Offeror advised the Company that the Offeror stated its intention to commence an exchange offer to acquire up to 9.99% of the outstanding common stock of the Company on the basis of two shares of the Offeror’s common stock for each share of Company common stock (the “June 29 Proposal”). The letter also stated that, depending on the success of the initial tender offer, the Offeror may decide to increase the tender offer or launch a new tender offer for up to 100% of the outstanding common stock of the Company. In the letter, the Offeror requested that the Company provide certain disclosures and an auditors’ consent to be included in the Offeror’s SEC filings relating to the Offer. The Company did not respond to the Offeror’s request.

In addition, the Offeror stated in the letter that it believes that a combined Offeror/Company could achieve significant operational synergies and cost savings by converting the Company’s broker business model to a balance sheet, individual state licensed lender model. The Offeror stated in the letter that it had considered a number of factors, including the following material factors which the Offeror viewed as supporting its decision to go forward with the tender offer:

•	The Offeror intends to encourage the Company to undertake substantial costs cuts by terminating excess employees, achieving substantial cuts in advertising/marketing costs and other significant cost cutting measures, including a significant reduction in aggregate annual executive compensation;

•	The Offeror intends to encourage the Company to transform the Company broker business model with low gross margins and high volumes to focus on high gross margin unsecured loans to near prime clients with strong underwriting, company owned individual state licenses and retention of loans on balance sheet to secure long duration cash flow from longer term loans; and

•	The acquisition of the Company shares would be substantially net asset per share accretive for Offeror stockholders and substantially increase shareholder equity.

After becoming aware of the June 29 Proposal, members of management of the Company reviewed and evaluated the June 29 Proposal, including with the Company’s outside counsel, Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”).

On July 6, 2017, the Board held a meeting at which representatives of management and Skadden participated. The Board reviewed the terms and conditions of the June 29 Proposal and considered various factors relating thereto. During the course of the meeting, Company management and Skadden reviewed the terms and conditions of the June 29 Proposal with the Board, Skadden reviewed the applicable fiduciary duties of the directors and related legal considerations, and Company management reviewed with the Board its view that the Board should determine that the June 29 Proposal is grossly inadequate and that the Company’s stockholders should reject the June 29 Proposal and should reject any subsequent offer proposed by the Offeror for less than 100% of the Shares at substantially less than the nominal trading price and not tender their Shares into the June 29 Proposal or any subsequent offer proposed by the Offeror for less than 100% of the Shares at substantially less than the nominal trading price. After presentations from the Company’s management and Skadden, discussion among the directors and with management and Skadden, the Board unanimously determined that the June 29 Proposal is grossly inadequate and determined to recommend that the Company’s stockholders reject the June 29 Proposal and should reject any subsequent offer proposed by the Offeror for less than 100% of the Shares at substantially less than the nominal trading price and not tender their Shares into the June 29 Proposal or any subsequent offer proposed by the Offeror for less than 100% of the Shares at substantially less than the nominal trading price.

On July 7, 2017, the Company issued a press release reflecting the board’s determination that the June 29 Proposal is grossly inadequate and recommending that stockholders ignore the June 29 Proposal.

On July 12, 2017, the Offeror filed with the SEC the Schedule TO and a registration statement on Form S-4, which reflected an increased offer of four shares of common stock of the Offeror for each outstanding Share due to a steep decline in the price of the common stock of the Offeror in the period after the June 29 Proposal, in connection with the Offer.

On July 13, 2017, the Offeror issued a press release criticizing the Company’s business model and urging the Company to enter into negotiations with the Offeror.

On July 21, 2017, the Company filed this Statement with the SEC announcing the Board’s recommendation that stockholders reject the Offer and not tender their Shares into the Offer.

Reasons for the Recommendation

In reaching the conclusions and in making the recommendation described above, the Board considered, in consultation with the Company’s management and Skadden, numerous factors, including but not limited to those described below.

In making its determination, the Board considered:

•	The deeply discounted value of the Offer.

•	The Offeror’s common stock, which is traded over the counter and not listed on any exchange, closed at $0.17 per share on July 20, 2017.

•	Based on the closing price for the Company’s common stock of $5.20 on that date, the Offeror’s exchange offer represents an 87% discount to the Company’s current trading price.

•	Shares of the Offeror would be a poor investment.

•	The Offeror purports to provide unsecured $5,000 and $10,000 online consumer loans under the brand name “Mr. Amazing Loans.”

•	As of July 20, 2017, the Offeror’s market capitalization was approximately $2.1 million.

•	As of March 31, 2017, the Offeror had total assets of approximately $6.4 million and a net loss of approximately $4.3 million on revenues of less than $2.5 million for the trailing twelve months.

•	Shares of the Offeror are extremely volatile – ranging from $0.14 to $18.00 during the last 52 weeks.

•	The form of the Offer consideration is an illiquid, highly concentrated, over-the-counter stock.

•	The Offeror’s common stock has limited liquidity and significant volatility, as compared to the Company’s common stock listed on the NYSE.

•	The Offeror’s founder, CEO and sole director, Paul Mathieson, owns approximately 54.1% of the outstanding shares of common stock.

•	Mr. Mathieson’s ownership of the Offeror will soon expand, based on the Offeror’s recently announced 1-for-1,000 reverse stock split to be immediately followed by a 1,000-for-1 forward stock split, to become effective July 25, 2017, pursuant to which shareholders of less than 1,000 shares of the Offeror will be forcibly cashed out.

•	The Offer will generally be taxable to Company stockholders.

•	Company stockholders who receive shares of Offeror common stock in exchange for such stockholders’ shares of Company common stock generally will realize a taxable event under U.S. Federal Income Tax, which could result in a gain or loss depending upon their tax bases in their shares of Company common stock.

•	The Offeror’s troublesome track record and practices in a prior exchange offer.

•	In less than six months, the Offeror converted a similar offer into a steep loss for stockholders and a cash-raising scheme for itself.

•	On January 5, 2017, the Offeror commenced an exchange offer for all outstanding shares of OneMain Holdings, Inc. (NYSE: OMF) (“OneMain”) on the basis of two shares of common stock of the Offeror for each share of OneMain, which represented a 53% discount to the trading price of OneMain stock.

•	On March 27, 2017, after the Offeror’s shares had lost more than 70% of their market value and only 6,348 shares of OneMain had been tendered, the Offeror amended its exchange offer to acquire up to a maximum of 6,747,723 shares of OneMain, representing approximately 4.99% of OneMain outstanding shares, on the basis of 20 shares of common stock of Offeror for each share of OneMain. The offer, if accepted in full, would have resulted in OneMain shareholders owning over 93% of the Offeror, effectively converting what had been an offer for OneMain into a sale of the Offeror – to the direct benefit of its primary shareholder and owner, Mr. Mathieson.

•	On June 16, 2017, the Offeror announced that it had “successfully” closed its exchange offer, acquiring 151,994 OneMain shares, representing approximately 0.1% of the shares of OneMain outstanding.

•	On June 23, 2017, the Offeror announced that had sold all of the OneMain shares it had acquired in the exchange offer for $3.4 million in cash, thereby effectively converting its original exchange offer into a cash-raising scheme for the Offeror.

In addition, the Board considered the suggested operational changes for the Company set forth in the Offeror’s letter. The Board concluded such suggestions reflect a lack of understanding of the Company’s business model, if implemented would be value destructive and not in the best interest of the Company or its stockholders.

The foregoing discussion of the information and factors considered by the Board is not meant to be exhaustive, but includes the material information, factors, and analyses considered by the Board in reaching its conclusions and recommendations. The members of the Board evaluated the various factors listed above in light of their knowledge of the business, financial condition, and prospects of the Company and considered the advice of the Board’s legal advisors. In light of the number and variety of factors that the Board considered, the members of the Board did not find it practicable to assign relative weights to the foregoing factors. However, the recommendation of the Board was made after considering the totality of the information and factors involved. In addition, individual members of the Board may have given different weight to different factors.

In light of the factors described above, the Board has unanimously determined that the Offer is not in the best interests of the Company’s stockholders. The Board believes that there is no rational economic basis upon which the Company’s stockholders should accept the Offer and that it is intended to mislead stockholders into mistakenly tendering into a deeply discounted offer. Accordingly, the Board urges stockholders to reject the Offer and not tender any of their shares into the Offer.

Intent to Tender

To the Company’s knowledge, after making reasonable inquiry, none of the Company’s executive officers, directors, affiliates, or subsidiaries intends to tender any Shares he, she, or it holds of record or beneficially owns for purchase pursuant to the Offer.

Item 5. Persons/Assets, Retained, Employed, Compensated or Used

Not applicable.

Item 6. Interest in Securities of the Subject Company

Other than in the ordinary course of business in connection with the Company’s employee benefit plans, no transactions with respect to the Shares have been effected by the Company or, to the knowledge of the Company, by any of its executive officers, directors, affiliates or subsidiaries during the past 60 days, except for the following transactions:

Name and Title	Date	No. of Shares or Options	Price Per Share		Transaction Description
Steven Allocca, President	5/28/2017	1,073,346	$0		Represents the remaining unvested portion of a grant of RSUs under the Company’s 2014 Equity Incentive Plan
Sandeep Bhandari, Chief Credit Officer	5/24/2017	69,050	$5.8675	*	Sale of non-derivative security
	5/25/2017	17,901 5,734	$0		Conversion upon vesting of RSUs into Shares
	5/26/2017	12,391	$5.694	*	Sale of shares to cover tax withholding obligations in connection with the vesting of RSUs
	5/26/2017	6,677	$0		Conversion upon vesting of RSUs into Shares
	5/30/2017	3,466	$5.6222	*	Sale of shares to cover tax withholding obligations in connection with the vesting of RSUs
Timothy Bogan, Chief Risk Officer	5/25/2017	609 5,573 22,645	$0		Conversion upon vesting of RSUs into Shares
	5/26/2017	15,140	$5.6835	*	Sale of shares to cover tax withholding obligations in connection with the vesting of RSUs

Thomas W. Casey, Chief Financial Officer	5/25/2017	13,810	$0		Conversion upon vesting of RSUs into Shares
	5/26/2017	5,254	$5.6515	*	Sale of shares to cover tax withholding obligations in connection with the vesting of RSUs
Daniel T Ciporin, Director	6/06/2017	35,336	$0		Represents the annual equity award of RSUs to each non-employee director pursuant to the approved non-employee director compensation plan (award is made under the Company’s 2014 Equity Incentive Plan)
	6/28/2017	10,846	$0		Conversion upon vesting of RSUs into Shares
Bradley Coleman, Principal Accounting Officer	5/25/2017	1,524 3,716 57,209 16,984	$0		Conversion upon vesting of RSUs into Shares
	5/26/2017	29,906	$5.7098	*	Sale of shares to cover tax withholding obligations in connection with the vesting of RSUs
Jeffrey Crowe, Director	6/06/2017	35,336	$0		Represents a grant of RSUs under the Company’s 2014 Equity Incentive Plan
	6/28/2017	10,846	$0		Conversion upon vesting of RSUs into Shares
Russell S. Elmer, General Counsel	5/25/2017	40,916	$0		Conversion upon vesting of RSUs into Shares
	5/26/2017	15,445	$5.6953	*	Sale of shares to cover tax withholding obligations in connection with the vesting of RSUs
Sameer Gulati, Chief Operations Officer	5/25/2017	15,724 228,833 17,201	$0		Conversion upon vesting of RSUs into Shares
	5/26/2017	125,555	$5.6414	*	Sale of shares to cover tax withholding obligations in connection with the vesting of RSUs
	6/25/2017	15,725	$0		Conversion upon vesting of RSUs into Shares
	6/26/2017	8,170	$5.6952	*	Sale of shares to cover tax withholding obligations in connection with the vesting of RSUs

John J. Mack, Director	6/06/2017	35,336	$0		Represents the annual equity award of RSUs to each non-employee director pursuant to the approved non-employee director compensation plan (award is made under the Company’s 2014 Equity Incentive Plan)
	6/28/2017	10,846	$0		Conversion upon vesting of RSUs into Shares
Timothy Mayopoulos, Director	6/06/2017	35,336	$0		Represents the annual equity award of RSUs to each non-employee director pursuant to the approved non-employee director compensation plan (award is made under the Company’s 2014 Equity Incentive Plan)
Mary G. Meeker, Director	6/06/2017	35,336	$0		Represents the annual equity award of RSUs to each non-employee director pursuant to the approved non-employee director compensation plan (award is made under the Company’s 2014 Equity Incentive Plan)
	6/28/2017	10,846	$0		Conversion upon vesting of RSUs into Shares
John C. Morris, Director	6/06/2017	35,336	$0		Represents the annual equity award of RSUs to each non-employee director pursuant to the approved non-employee director compensation plan (award is made under the Company’s 2014 Equity Incentive Plan)
Scott Sanborn, Chief Executive Officer	5/25/2017	34,403	$0		Conversion upon vesting of RSUs into Shares
	5/26/2017	18,028	$5.6964	*	Sale of shares to cover tax withholding obligations in connection with the vesting of RSUs
Lawrence Henry Summers, Director	6/06/2017	35,336	$0		Represents the annual equity award of RSUs to each non-employee director pursuant to the approved non-employee director compensation plan (award is made under the Company’s 2014 Equity Incentive Plan)
	6/28/2017	10,846	$0		Conversion upon vesting of RSUs into Shares
Simon Williams, Director	6/06/2017	35,336	$0		Represents the annual equity award of RSUs to each non-employee director pursuant to the approved non-employee director compensation plan (award is made under the Company’s 2014 Equity Incentive Plan)
	6/28/2017	10,846	$0		Conversion upon vesting of RSUs into Shares

*	- Weighted-average price.

Item 7. Purposes of the Transaction and Plans or Proposals

The Company does not have any knowledge of any negotiations being undertaken or engaged in by the Company in response to the Offer that relate to or would result in (a) a tender offer for or other acquisition of the Company’s Shares by the Company, any subsidiary of the Company, or any other person; (b) any extraordinary transaction, such as a merger, reorganization, or liquidation, involving the Company or any subsidiary of the Company; (c) any purchase, sale, or transfer of a material amount of assets of the Company or any subsidiary of the Company; or (d) any material change in the present dividend rate or policy, indebtedness, or capitalization of the Company. To the knowledge of the Company, there are no transactions, resolutions of the Board, agreements in principle, or signed contracts in response to the Offer that relate to one or more of the events referred to in this paragraph.

Item 8. Additional Information

The following table sets forth amounts to which the Company’s “named executive officers” may become entitled pursuant to the terms of their employment agreements. The amounts included in the following table are estimates of amounts that would be payable to the named executive officers based on multiple assumptions that may or may not occur, including assumptions described in this Statement.

Golden Parachute Compensation

	Cash ($)(2)	Equity ($)(3)	Perquisites/ Benefits ($)(4)	Total ($)
Named Executive Officers(1)
Scott Sanborn	1,500,000	11,547,217	27,834	13,075,051
Thomas Casey	743,750	954,698	23,481	1,721,929
Timothy Bogan	560,000	1,914,289	13,178	2,487,467
Sameer Gulati	577,500	4,362,408	—	4,939,908
Bradley Coleman(5)	—	—	—	—
Steven Allocca	787,500	5,708,054	23,481	6,519,035

(1)	Under relevant SEC rules, the Company is required to provide information in this table with respect to its named executive officers, who are generally the individuals whose compensation was required to be reported in the Summary Compensation Table included in the Company’s most recent proxy statement. While Messrs. Renaud Laplanche (the Company’s former Chief Executive Officer) and John MacIlwaine (the Company’s former Chief Technology Officer) were named executive officers in 2016, each ceased employment with the Company as of May 6, 2016 and January 19, 2017, respectively. Additionally, Carrie Dolan resigned from her role as Chief Financial Officer, effective as of August 2, 2016, and ceased providing advisory services to the Company as of December 31, 2016. As they are no longer employed by the Company, Mr. Laplanche, Mr. MacIlwaine and Ms. Dolan would not receive any compensation that is based on or otherwise relates to the Offer. Steven Allocca joined the Company as its President, effective May 22, 2017, and while not listed as a named executive officer on the Company’s most recent proxy statement, is included as a named executive officer in this table for the purposes of this Statement.
(2)

Represents the value of lump sum severance payments payable to the named executive officers assuming that a “change in control” occurs and subsequently the named executive officer experiences an “involuntary” (each as defined below) termination of employment as of July 19, 2017. The amount disclosed for Mr. Sanborn includes amounts of $750,000, equal to 18-months’ of his base salary, and $750,000, equal to 150% of his target bonus. Amounts disclosed for each of the other named executive officers include lump sum payments equal to 12-months’ base salary, which equals $425,000¸$350,000, $350,000 and $450,000 for Messrs. Casey, Bogan, Gulati and

Allocca, respectively. In addition, each of the other named executive officers would receive an amount equal to 100% of his respective target bonus amount, equal to $318,750¸$210,000, $227,500 and $337,500 for Messrs. Casey, Bogan, Gulati and Allocca, respectively. In the event that the Offeror does not increase the number of Shares it is seeking in the Offer (or launch a subsequent TO for additional Shares) and any of the named executive officers experience an involuntary termination of employment without regard to a change in control, he will be entitled to cash severance that is not enhanced by reason of a change in control, in each case, as more fully described in the section below entitled “Narrative to Golden Parachute Compensation Table.”
(3)	Represents the value of $5.32 per Share, the average closing price of a Share of the Company on the five business days following July 12, 2017, the date on which the Offer was announced (and, in the case of stock options, such value minus the exercise price) for equity based awards for which vesting would be accelerated in the event of an involuntary termination of employment within 12 months following a change in control. In such circumstances, under the terms of the employment agreements for each of the named executive officers, all unvested equity awards held by each of the named executive officers would be fully accelerated. In 2017, Mr. Sanborn was granted a restricted stock unit award subject to performance-based vesting conditions (the “2017 Performance Award”). The portion of the 2017 Performance Award subject to accelerated vesting, if any, shall be determined based on a shortened performance period for each of the performance metrics, respectively. The employment agreements do not provide for accelerated vesting in connection with an involuntary termination unrelated to a change in control.
(4)	Represents the taxable cash payments equal to the monthly COBRA premium for the health, dental and vision benefits then-in effect for the named executive officer and his covered dependents, made each calendar month over an 18-month period for Mr. Sanborn and a 12-month period for the other named executive officers, respectively, assuming the named executive officer’s involuntary termination occurred following a change in control on July 19, 2017. If Mr. Sanborn experiences an involuntary termination not in connection with a change in control, he will receive such COBRA payments over a 12-month period. If any of the other named executive officers experiences an involuntary termination not in connection with a change in control, he will receive such COBRA payments over a six-month period. Mr. Gulati is not currently eligible for COBRA payments as he is not currently a participant in any of the Company’s health, dental or vision plans. Mr. Coleman does not currently have an employment agreement with the Company and is therefore not entitled to any severance payments, including the COBRA payments, upon termination of employment.
(5)	Mr. Coleman will resign from his position as Principal Accounting Officer and Corporate Controller effective on or about August 10, 2017. As stated above, Mr. Coleman has not entered into an employment agreement with the Company and is not entitled to any severance payments. In connection with Mr. Coleman’s resignation, the Company appointed Fergal Stack to serve as the Company’s Principal Accounting Officer and Corporate Controller. Mr. Stack did not enter into an employment agreement with the Company and is not entitled to any severance payments upon an involuntary termination.

Narrative to Golden Parachute Compensation Table

Employment Agreements

The Company has entered into employment agreements or offer letters with each of the named executive officers, other than Mr. Coleman. These agreements provide for at-will employment, a base salary and initial equity award in amounts determined by the Company’s Compensation Committee, a cash bonus based on a target percentage of the named executive officer’s then-current base salary determined by the Company’s Compensation Committee and standard employee benefit programs. For Mr. Casey, the employment agreement also provides for Company-provided relocation assistance. While Mr. Laplanche, Ms. Dolan and Mr. MacIlwaine appear as named executive officers for the 2016 year, none are currently employed by the Company.

If a named executive officer other than Mr. Sanborn or Mr. Coleman is terminated without cause or resigns with good reason (an “involuntary termination”) within 12 months following a change in control, he will be entitled to receive (i) a lump sum payment equal to 12 months of his base salary (as in effect immediately prior to the change in control or termination, whichever is greater), (ii) a lump sum payment equal to the greater of 100% of his target bonus or most recent actual bonus payout, (iii) 12 monthly cash payments equal to the monthly COBRA premium at the time of the named executive officer’s termination and (iv) accelerated vesting with respect to all of the named executive officer’s unvested equity awards. If a named executive officer other than Mr. Sanborn or Mr. Coleman experiences an involuntary termination not within 12 months following a change in control, he will be entitled to receive (i) a lump sum payment equal to six months of his base salary, (ii) a lump sum payment of the pro-rated amount of his bonus as if he had been employed through the calendar year, to be determined in the Company’s sole discretion and (iii) six monthly cash payments equal to the monthly COBRA premium at the time of the named executive officer’s termination.

If Mr. Sanborn experiences an involuntary termination within 12 months following a change in control, he will be entitled to receive (i) a lump sum payment equal to 18 months of his base salary (as in effect immediately prior to the change in control or termination, whichever is greater), (ii) a lump sum payment equal to the greater of 150% of his target bonus or most recent actual bonus payout, (iii) 18 monthly cash payments equal to the monthly COBRA premium at the time of his termination and (iv) accelerated vesting with respect to all of his unvested equity awards. If Mr. Sanborn experiences an involuntary termination not within 12 months following a change in control, he will be entitled to receive (i) a lump sum payment equal to 12 months of his base salary, (ii) a lump sum payment of the pro-rated amount of his bonus as if he had been employed through the calendar year, to be determined in the Company’s sole discretion and (iii) 12 monthly cash payments equal to the monthly COBRA premium at the time of his termination.

All payments upon termination are subject to the named executive officer’s return of our property and release of claims against the Company. If the named executive officer’s employment is terminated for cause or voluntarily, then he will not receive any payments upon termination. Under the employment agreements, the named executive officers are also subject to covenants regarding confidentiality, invention assignment and prohibition on solicitation of the Company’s employees or independent contractors for a period of six months following the termination of employment.

Under the employment agreements, “cause” means: (i) conviction in a criminal proceeding involving fraud, embezzlement, bribery, forgery, counterfeiting, extortion, dishonesty or moral turpitude, or any felony or misdemeanor charge; (ii) any act or omission by the named executive officer involving dishonesty, disloyalty or fraud; (iii) a breach of fiduciary duty; (iv) substantial, willful or repeated disregard of the lawful and reasonable directives of the Company’s Board or the Company’s Chief Executive Officer clearly communicated in writing to the named executive officer, if not remedied within 30 days of the notice; (v) a breach of any non-solicitation or other restrictive covenant set forth in any agreement between the named executive officer and the Company, if not cured within 30 days of the notice; (vi) gross negligence or willful misconduct with respect to the Company or its customers, clients, contractors or vendors; (vii) an order, ruling or determination by a government body, court or self-regulatory organization that imposes a bar or disqualification on the named executive officer’s employment with the Company; (viii) violation of the Company’s policies against unlawful discrimination and harassment; (ix) repeated alcohol or substance abuse while performing services for the Company; or (x) abandonment or gross dereliction of work duties.

Under the employment agreements, “change in control” means: (i) any merger or consolidation of the Company with or into another entity (other than any such merger or consolidation in which our stockholders immediately prior to such merger or consolidation continue to hold at least a majority of the voting power of the outstanding capital stock or other ownership interests in the surviving corporation); (ii) any sale, transfer or other disposition, in a single transaction or series of related transactions, of all or substantially all of our assets; or (iii) any other transaction or series of related transactions pursuant to which a single person or entity (or group of affiliated persons or entities) acquires from the Company or its stockholders a majority of the Company’s outstanding voting power or other ownership interest.

Under the employment agreements, for each named executive officer other than Mr. Casey, “good reason” means: (i) a material diminution in base compensation unless the base salary of a majority of other employees at the same level as the named executive officer is also proportionately reduced; (ii) a change in the geographic location at which the named executive officer must perform services of greater than 50 miles; or (iii) any other action or inaction that constitutes a material breach by the Company of the employment agreement, subject to certain exceptions. For Mr. Casey, in addition to the matters described above, “good reason” also means: (i) a material diminution in the named executive officer’s authority, duties, or responsibilities; (ii) a change in circumstances (whether or not after a change in control) such that the named executive officer, while remaining the Company’s Chief Financial Officer, is no longer the most senior financial officer of a publicly traded corporation reporting directly to the Chief Executive Officer.

Equity Awards

As stated above, all of the unvested equity awards held by named executive officers who have entered into an employment agreement or offer letter with the Company would become fully vested upon a change in control pursuant to their employment agreements. Named executive officers currently hold stock options and restricted stock units issued under the Company’s 2007 Stock Incentive Plan and/or 2014 Equity Incentive Plan. All outstanding equity awards held by named executive officers as of July 19, 2017 were subject to time-based vesting conditions and the 2017 Performance Award granted Mr. Sanborn is subject to both time-based and performance-based vesting conditions. In addition, the Company’s 2014 Equity Incentive Plan provides that all awards granted to non-employee directors will accelerate and become fully vested prior to the consummation of a corporate transaction on such conditions determined by the Company’s Compensation Committee.

Appraisal Rights

Holders of Shares do not have appraisal rights as a result of the Offer.

U.S. Antitrust Clearance

According to the Schedule TO, the Offeror does not believe that any Notification and Report Form filing with the Federal Trade Commission and the Department of Justice is required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, in connection with the Offer.

Other Regulatory Considerations

The Company, and the loans facilitated through our marketplace, are subject to extensive and complex rules and regulations, licensing and examination by various federal, state and local government authorities designed to, among other things, protect borrowers and investors. In connection with the purchase of Shares pursuant to the Offer, regulatory authorities may require the filing of information with, or the obtaining of approval of, certain governmental authorities. Such authorities may refuse to grant required approvals or clearances, bring legal action under applicable laws seeking to enjoin the purchase of Shares pursuant to the Offer or seek the divestiture of Shares acquired by the Offeror or the divestiture of substantial assets of the Company. There can be no assurance that the Offeror and the Company will obtain all required regulatory approvals or clearances or that a challenge to the Offeror or the Offer by such authorities will not be made, or, if such a challenge is made, the result thereof.

If any applicable waiting period has not expired or been terminated or any approval or exemption required to consummate the Offer has not been obtained, the Offeror may not be obligated to accept for payment or pay for any tendered Shares unless and until such approval has been obtained or such applicable waiting period has expired or exemption been obtained.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This Schedule contains forward-looking statements. Forward-looking statements are not statements of historical fact but instead represent only management’s current beliefs regarding future events. Forward-looking statements include, without limitation, statements concerning future plans, objectives, goals, projections, strategies, events or performance, and underlying assumptions and other statements related thereto. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “outlook,” “plan,” “predict,” “project,” “will,” “would” and similar expressions may identify forward-looking statements, although not all forward-looking statements contain these identifying words. Factors that could cause actual results to differ materially from those contemplated by these forward statements include: the outcomes of pending governmental investigations and pending or threatened litigation, which are inherently uncertain; the impact of management changes and the ability to continue to retain key personnel; the ability to achieve cost savings from recent restructurings; Lending Club’s ability to continue to attract and retain new and existing retail and institutional investors; competition; overall economic conditions; demand for the types of loans facilitated by Lending Club; default rates and those factors set forth in the section titled “Risk Factors” in Lending Club’s most recent Quarterly Report on Form 10-Q and Annual Report on Form 10-K, each filed with the U.S. Securities and Exchange Commission. Lending Club may not actually achieve the plans, intentions or expectations disclosed in forward-looking statements, and you should not place undue reliance on forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in forward-looking statements. Lending Club does not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Item 9.    Exhibits

The following exhibits are filed with this Statement:

Exhibit No.	Description

(a)(1)	Press release issued by the Company on July 7, 2017.

(e)(1)	Excerpts from the Company’s Definitive Proxy Statement on Schedule 14A, filed on April 24, 2017.

(e)(2)	Excerpts from the Company’s Current Report on Form 8-K, filed on May 19, 2017.

(e)(3)	Excerpts from the Company’s Current Report on Form 8-K, filed on June 22, 2017.

(e)(4)	Excerpts from the Company’s Current Report on Form 8-K, filed on July 6, 2017.

(e)(5)	Form of Indemnity Agreement. Incorporated by reference to Exhibit 10.1 to Amendment No. 3 to the Registration Statement on Form S-1 of LendingClub Corporation, filed on December 1, 2014.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

LENDINGCLUB CORPORATION

By:	/s/ Russell S. Elmer
Name:	Russell S. Elmer
Title:	General Counsel and Secretary
Dated: July 21, 2017